Fronteer Development Group Inc. and NewWest Gold
Corporation Enter into Arrangement Agreement

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer”) and NewWest Gold Corporation (TSX – NWG)(“NewWest”) announced today that NewWest and Fronteer have entered into an arrangement agreement pursuant to which Fronteer will acquire 100% of the common shares of NewWest through a court-approved plan of arrangement (the “Arrangement”). NWG Investments Inc. (the “Significant Shareholder”), the owner of approximately 86% of the outstanding common shares of NewWest has agreed to vote in favour of the Arrangement. The agreement today comes at the end of 30-day exclusivity and due diligence period that was previously announced by the parties on June 28, 2007.

"This transaction with Fronteer represents a significant premium for our shareholders and increase in shareholder value. NewWest shareholders will have an opportunity, through their ownership in Fronteer, to continue to participate in the upside of NewWest's projects while increasing the geographic diversity with respect to the assets of the combined company. The NewWest gold assets will add to the already impressive portfolio of assets of Fronteer, creating a formidable platform for continued growth,” said Stephen Alfers, President and Chief Executive Officer of NewWest.

Mark O’Dea, President and Chief Executive Officer of Fronteer commented, “This transaction is an excellent fit for Fronteer, bringing in a pipeline of 19 new projects in one of the world’s best gold mining districts. The combination of NewWest’s exciting Nevada projects with our growing Turkish assets creates an outstanding gold platform on which to continue building a significant mining company”.

The Board of Directors of NewWest has unanimously recommended that NewWest shareholders and optionholders vote in favour of the Arrangement. The NewWest Board has also received an opinion from its financial advisor, GMP Securities L.P., that the consideration to be received by minority NewWest shareholders under the Arrangement is fair from a financial point of view.

It is expected that the management information circular for a special meeting of NewWest shareholders and optionholders to be held to approve the Arrangement will be mailed to NewWest shareholders by mid-August, with the special meeting of NewWest shareholders and optionholders to be held on or about September 13, 2007.

Summary of the Transaction

The acquisition will be completed by way of a court-approved plan of arrangement whereby each NewWest common share will be exchanged for 0.26 of a Fronteer common share, which represents a value of approximately C$3.20 per share based upon the closing price of Fronteer common shares on the TSX on June 28 2007. This also represents a premium of 36.17% to the closing price of NewWest's common shares on the TSX on June 28, 2007 and 37.93% based on the 20 day volume weighted average trading price of NewWest's common shares on the TSX ending on June 28, 2007, which was the last trading day prior to the announcement of exclusive negotiations. There are currently 67,857,681 Fronteer common shares outstanding and 58,392,000 NewWest common shares outstanding. Should the proposed arrangement be completed and Fronteer acquires 100% of the NewWest common shares, current Fronteer shareholders would own approximately 81.7% of Fronteer and current NewWest shareholders would own approximately 18.3% of Fronteer.

In addition, all outstanding options of NewWest will be exchanged for replacement options of Fronteer and will be exercisable to acquire that number of common shares of Fronteer determined by reference to the share exchange ratio.

The completion of the arrangement is subject to a number of customary conditions precedent, including that the Arrangement be approved by 66 2/3% of the votes cast by NewWest’s shareholders and option holders present in person or by proxy at the special meeting, voting together as a single class, and the approval of the arrangement by the Supreme Court of British Columbia. The completion of the Arrangement is not subject to a due diligence condition. The transaction is expected to close on or about September 24, 2007.

Both NewWest and the Significant Shareholder can terminate their respective agreements with Fronteer and pursue a superior transaction in certain circumstances, in which case Fronteer would be entitled to a termination fee from the Significant Shareholder of C$5.6m and of C$0.82m from NewWest. Fronteer has other customary rights, including a right to match competing offers, in this circumstance.

NewWest has engaged GMP Securities L.P. as its financial advisor and Stikeman Elliott LLP and Davis Graham & Stubbs LLP are its legal advisors. Fronteer's financial advisor is Canaccord Capital Corporation and its legal counsel is Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP. The Significant Shareholder is being advised by Goodmans LLP.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$104 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX - AXU), a leading Canadian uranium company with a market value of approximately C$1.0 billion.

For further information on Fronteer visit www.fronteergroup.com or contact:
Camon Mak, Investor Relations
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

ABOUT NEWWEST

NewWest is one of the largest holders of precious metals mineral rights in Nevada's gold trends, spanning approximately 623,000 acres. NewWest holds 19 exploration projects, including advanced-stage projects with measured and indicated resources. NewWest's goal is to move its projects into production.

For further information on NewWest visit www.newwestgold.com or contact:
NewWest Gold Corporation
Stephen Alfers
President and Chief Executive Officer
PH) 303-425-7042

This news release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed in such forward-looking information. Forward-looking information in this news release includes but is not limited to, completion of the arrangement, economic performance of the combined company, statements regarding potential mineralization and reserve exploration, and future plans and objectives of NewWest Gold Corporation and Fronteer Development Group Inc., including future exploration and development.

Any number of important factors could cause actual results to differ materially from these forward-looking statements, including, among others, risks related to international operations, the businesses of Fronteer and NewWest not being successfully integrated or such integration proving more difficult, time consuming or costly than expected, not realizing on potential benefits of the combination, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors set out in the each company’s Annual Information Form as of December 31, 2006. Although each company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. Accordingly, readers should not place undue reliance on forward-looking statements. Both companies disclaim any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.